Mail Stop 4561

September 10, 2008

Mr. Gerald P. Quindlen
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

Re: Logitech International S.A.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 30, 2008
Definitive Proxy Statement on Schedule 14A
Filed July 29, 2008
File No. 0-29174

Dear Mr. Quindlen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 1. Business

Principal Markets, page 11

1.   We note your disclosure in regard to Ingram Micro accounting for 14% of your net sales in 2008, 2007 and 2006. State whether you have an agreement with Ingram and, if so, disclose the material terms. If there is an agreement, please

also provide an analysis as to why the agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

Intellectual Property and Proprietary Rights, page 14

2.   We note your disclosure that you generally require your customers to obtain a software license before providing them with the required software. Please explain to us how this requirement affects your revenue recognition accounting for your products and services for which licenses are required. Specifically, address how you determined whether the licensed software embedded in your products falls within the scope of SOP 97-2.

Materials, page 15

3.   Rather than refer the reader to a risk factor, expand your discussion to identify your source and availability of materials. Specify whether you have any agreements upon which you are substantially dependent for purposes of manufacturing or supply of materials and, if so, describe their terms and file them as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

4.   Please confirm in writing that you will comply with the following comment in all future filings. Expand your discussion to describe any known trends or uncertainties that have had, or you reasonably expect will have, a material impact on net sales, revenues or income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. As possible examples, we note the increased fuel costs that are passed on to you from your shippers, the extended lead times on obtaining semiconductors and base metals, the trend away from desktop PCs and towards notebooks with a resulting decrease in OEM sales, the state of both the global economy and various regional economies, and the impact the purchase of WiLife will have on your products relating to digital content for the home. If material, explain the effect these matters, and any other known trend and uncertainties, will have on continuing operations.

Changes in Internal Control over Financial Reporting, page 52

5.   Revise your disclosure to state, if true, that there were no other changes, as opposed to no other significant changes, in your internal control over financial reporting for the period ended March 31, 2008. Refer to Item 308(c) of Regulation S-K.   Similarly, revise the disclosure in your Form 10-Q for the quarter ended June 30, 2008 to say, if true, that there were no changes, as opposed

to no significant changes, in your internal control over financial reporting for the quarter ended June 30, 2008.

Exhibits

6.   Ensure that you have filed all required exhibits. We note for example that you have not filed the Management Deferred Compensation Plan or the letter agreement between Mr. Hawkins and Logitech dated March 4, 2006. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Proposal 8

Elections to the Board of Directors, page 23

7.   In future filings, please eliminate any gaps for the past five years in the biographies of the executive officers and directors. For example, we note there are gaps in the biography of Mr. Quindlen from October 2004 until he joined Logitech in October 2005, and in the biography of Mr. Laube from the time he left Roche Consumer Health in 2004 until he joined Nestle in April 2005.

Corporate Governance and Board of Directors Matters

Elections to the Board of Directors

Shareholder Recommendations and Nominees, page 29

8.   We note that you do not have a policy with regard to the consideration of director nominees by shareholders. In future filings, please state the basis for your view that it is appropriate not to have such a policy. Refer to Item 407(c)(2)(iii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or, in her absence, Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief